

August 1, 2012

<u>Via E-mail</u>
Kimberly J. Harris
President and Chief Executive Officer
Puget Energy, Inc
10885 NE 4th Street, Suite 1200
Bellevue, Washington 98004

> **Re:** **Puget Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 5, 2012**
> **File No. 1-16305**

Dear Mrs. Kimberly Harris:

We have reviewed your response dated July 20, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Note 3 Business Combinations, page 92

1. We reviewed your response to comment 1 in our letter dated June 25, 2012. Based on your response, it appears *Holdings* paid a substantial premium for the acquisition of predominately regulatory assets that are earning a regulated rate of return which you further state is a market rate for the risks and rewards associated with such assets. You refer to a summary of a fairness opinion for support of the consideration paid. However, you do not relate the amount of consideration paid for such common stock to a valuation of the cash flow generating ability of the underlying regulated assets that are the economic drivers of the reasons a willing buyer would purchase the common stock for a

given price. The substantial majority of cash flows of the acquired entity lie in its ability to recover from ratepayers the carrying value and a return on such assets. Since this was a cash transaction of a regulated transmission *and* generation company with very little non-regulated operations and no synergies from the combination with another business, it appears reasonable to assume that the purchasers of the entity had return expectations below the regulatory return associated with such regulated assets. Such return expectations do not appear to have been reflected in the valuation of plant; which we believe is an inconsistent approach from how the actual amount paid for the assets, as represented by the total consideration, may have been determined. We believe consideration of the underlying cash flows coupled with return requirements would have been one of the processes a market participant would have undertook in determining a bid.   Please provide us with the economic reasons to not consider the actual price paid for the right to control a group of assets in determining the fair value of such assets. On a similar note, please tell us what the amount of goodwill on the balance sheet represents. Typically goodwill represents the ability to generate profits in excess of what would be required for the risk inherent in the business due to the existence of certain unidentifiable intangibles or synergies resulting from combinations of businesses. In addition, please provide us with your first goodwill impairment evaluation following the merger. In your analysis, please compare your determination of the fair value of your utility reporting unit to the actual fair value of the cash consideration paid for such unit making clear your return assumptions to the extent you utilized a discounted cash flow methodology and detailing any intervening events that would impact the subsequent determination. To the extent the explicit return assumption in your fair value determination exceeds the implicit return contained in the merger consideration, please reconcile the difference in returns in detail. If the fair value was less than carrying value, please explain how the phantom purchase allocation was made and how changing asset and liability values resulted in no goodwill impairment. Lastly on an unrelated point, we assume Holdings' basis was not pushed down to PSE based upon the existence of outstanding securities held by parties outside the control group. If so, please advise us the nature and amount of such securities and how they impacted Holding's ability to control the form of ownership of PSE. If our assumption is not correct, please explain the circumstances justifying no pushdown to PSE. We may have further substantive comment after review of your response.

2. Please explain the "sharing mechanism" in your power cost adjustment for gains and losses on electric derivatives. Please specifically indicate how gains and losses are shared between ratepayers and stakeholders. Ensure your response justifies the recording of no regulatory offset.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comments. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant